Exhibit 99.1
Press Release

Herbert Kurz intends to vote against Board nominees of Presidential Life (PLFE)

On March 24, 2011, Herbert Kurz announced his intention to challenge the Board of Directors’ stewardship of Presidential Life Corporation (“Presidential Life”) (Nasdaq: PLFE) and to vote against the Board’s director-nominees at the 2011 Annual Meeting of Stockholders.

Mr. Kurz owns 8.2% of the outstanding shares of the common stock of Presidential Life.

This is not intended to be a solicitation of proxies in respect of Presidential Life.

Piermont, NY
March 24, 2011

Press contact:
Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza, New York, NY 10004-1482
Office 212-837-6770, Cell 917-446-7834,  Fax 212-299-6770
E-mail: simon@hugheshubbard.com